[Cadwalader, Wickersham & Taft LLP letterhead]

                                  June 21, 2006

Ms. Susan Block
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: BCAP LLC, Pre-Effective Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-133181)


Dear Ms. Block:

            We are acting as special counsel to BCAP LLC, the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated June 19, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Pre-Effective Amendment No. 2 to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today Pre-Effective Amendment No. 3 to the Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the base prospectus (the "Base Prospectus"), the form of prospectus supplement that may be used in offering certificates (the "Certificates Prospectus Supplement") or the form of prospectus supplement that may be used in offering notes (the "Notes Prospectus Supplement", and together with Certificates Prospectus Supplement, the "Prospectus Supplements") included in the Registration Statement, as amended. The Prospectus Supplements together with the Base Prospectus are referred to in the letter as the "Prospectus." The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

            1. The Registrant has deleted the language discussing shared credit support on page 13 and page 92 of the Base Prospectus.




Michael Gambro   Tel 212 504 6825   Fax 212 504 6666   michael.gambro@cwt.com

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Ms. Susan Block                                                    June 21, 2006



            We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                    Very truly yours,

                                    /s/ Michael S. Gambro

                                    Michael S. Gambro